Filed pursuant to Rule 424(b)(3)
File Number 333-81752

Subject to completion, dated February 13, 2002

BIOJECT MEDICAL TECHNOLOGIES INC.

461,740 Shares of Common Stock

PROSPECTUS

     The security holders of Bioject Medical Technologies Inc. named in this prospectus may sell shares of our common stock. The shares will be sold from time to time by the Selling Shareholders named in this Prospectus. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is traded on the Nasdaq SmallCap Market under the symbol “BJCT.” On February 19, 2002, the last sale price of our common stock as reported on the Nasdaq SmallCap Market was $10.71 per share.

     Investment in the common stock involves a high degree of risk. See section titled “Risk Factors” beginning on page 6 to read about certain factors you should consider before buying shares of common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The information in this Prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this Prospectus is February 19, 2002.

ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
SUMMARY
FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

ABOUT THIS PROSPECTUS	2
WHERE YOU CAN FIND MORE INFORMATION	2
SUMMARY	5
FORWARD-LOOKING STATEMENTS	7
RISK FACTORS	7
USE OF PROCEEDS	14
SELLING SHAREHOLDERS	15
PLAN OF DISTRIBUTION	16
LEGAL MATTERS	18
EXPERTS	18

ABOUT THIS PROSPECTUS

     This Prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”). This Prospectus relates to 461,740 shares (the “Shares”) of our common stock being offered for sale by the selling shareholders of the Company (the “Selling Shareholders”). Certain of the Shares were acquired in a private placement by the Company in December 2001. Certain of the Shares will be acquired upon exercise of a Common Stock Purchase Warrant issued in connection with the December 2001 private placement. Certain of the Shares will be acquired upon exercise of Common Stock Purchase Warrants issued in connection with a private placement by the Company in May and June 2001. Certain of the Shares were issued for consulting services provided to the Company and certain shares will be acquired upon exercise of a Common Stock Purchase Warrant issued for the consulting services. We will not receive any of the proceeds from these sales. We have agreed to pay the expenses incurred in registering the Shares, including legal and accounting fees.

     The Shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this Prospectus. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and sale of the Shares.

     This Prospectus describes certain risk factors that you should consider before purchasing the Shares. See “Risk Factors” beginning on page 6. You should read this Prospectus together with the additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You can inspect and copy our reports, proxy statements, and other information filed with the SEC at the offices of the SEC’s Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. The SEC maintains an Internet Web site at http://www.sec.gov/

where you can obtain some of our SEC filings. In addition, you can inspect our reports, proxy materials and other information at the offices of the Nasdaq Stock Market at 1735 K Street NW, Washington D.C. 20006. You can also inspect our reports, proxy statements and other information at the offices of the Nasdaq Stock Market.

     We filed a registration statement on Form S-3 to register with the SEC the Notes and Common Stock issuable on conversion of the notes. This document is a part of that registration statement and constitutes a prospectus of Bioject. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to incorporate by reference information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This document incorporates by reference the documents set forth below that we have previously filed with the SEC:

Annual Report on Form 10-K for the year ended March 31, 2001.

Quarterly Reports on Form 10-Q for the quarters ended June 30, 2001, September 30, 2001, and December 31 2001.

The Definitive Proxy Statement for the Company on Schedule 14A, dated November 5, 2001.

Current Report on Form 8-K dated December 14, 2001.

The description of our Common Stock contained in our registration statement under Section 12 of the Exchange Act, dated January 29, 1987, and any amendment or report updating the description, including without limitation, Amendment No. 1 thereto dated October 5, 1987, Amendment No. 2 thereto dated October 26, 1987, Amendment No. 3 thereto dated December 23, 1987, Amendment No. 4 thereto dated January 27, 1988, Amendment No. 5 thereto dated February 9, 1988 and our Current Reports on Form 8-K dated December 17, 1992, November 29, 1995 and December 14, 1995.

     In addition, we incorporate by reference all documents we will file with the SEC in the future under Sections 13, 14 or 15(d) of the Exchange Act until the termination of this offering. We refer to these documents, and the documents listed above, in this prospectus as “incorporated documents. You should consider any statement contained in an incorporated document to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed incorporated document modifies or replaces such statement. Any such statement so modified or replaced will not be deemed to be a part of this prospectus, except as so modified or superseded. You should consider all incorporated documents a part of this prospectus.

     You may request, without charge, a copy of any incorporated document (excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document) by writing or telephoning us at our principal executive offices at the following address:

Christine M. Farrell
Secretary
7620 SW Bridgeport Road
Portland, Oregon 97224
(503) 639-7221

     You should rely only on the information incorporated by reference or provided in this Prospectus or any supplement to this Prospectus. We have not authorized anyone else to provide you with different information. The Selling Shareholders should not make an offer of these Shares in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement to this Prospectus is accurate as of any date other than the date on the cover page of this Prospectus or any supplement.

SUMMARY

     This summary highlights information contained elsewhere in this Prospectus and in the materials incorporated by reference. It contains a summary of the most significant aspects of the offering that you should consider before investing in our securities. This summary may not contain all of the information that is important to you. You should read carefully the entire prospectus and the materials incorporated by reference.

     We develop, manufacture and market jet injection systems for needle-free drug delivery. We license our technology to leading pharmaceutical and biotechnology companies for whose products our technology provides potentially increased medical efficacy or enhanced market acceptance. We also sell our products directly to healthcare providers.

     We manufacture and market a professional needle-free injection system, the Biojector® 2000, which allows healthcare professionals to inject medications through the skin, both intramuscularly and subcutaneously, without a needle. Using this technology to administer injections virtually eliminates the risk of contaminated needlestick injuries and the resulting blood-borne pathogen transmission, which is a major concern throughout the healthcare industry. The Biojector 2000 system consists of two components: a handheld, reusable jet-injector (the “Biojector 2000” or “B-2000”) and a sterile, single-use disposable syringe (the “Biojector syringe”). We also manufacture and market a device that allows the Biojector syringe to be filled without a needle (the “Vial Adapter”). The Vial Adapter may be purchased either separately or as a pre-packaged component of the B-2000 system. The B-2000 system is capable of delivering needle-free injections in varying doses up to 1 ml.

     We also market the Vitajet 3® (“Vitajet”), a spring-powered, needle-free, self-injection device, the rights to which were acquired in a transaction with Vitajet Corporation in March 1998. The Vitajet currently has regulatory clearance for administering injections of insulin and a modified Vitajet, called the cool.click™, has regulatory clearance for administering the Serono human growth hormone Saizen®. In addition, a modified Vitajet called the SeroJet™, has regulatory clearance for administering the Serono human growth hormone Serostim® for the treatment of AIDS wasting.

     Although we are focused on developing a single expertise, namely needle free injections, we have developed numerous products and marketing strategies to address three large, distinct markets: drug delivery, immunization and immunotherapeutics, and safety. We intend to grow sales of our needle-free injection systems by focusing our direct sales force on the world-wide public health market while seeking strategic partners to enter the much larger physician office market. Our primary corporate objective is to develop partnerships with pharmaceutical and biotechnology companies to enhance the delivery of their injected medications and vaccines. Because of needle-phobia, many injected products are under-utilized by patients. By licensing its needle-free injection technology, Bioject can provide a more appealing format for the drug company’s injected products. In return, the drug manufacturer can create substantial demand for Bioject’s injection systems. By enhancing injected products with proprietary, customized needle-free injection systems, we expect to help our partners expand the market for their injected products.

     We are actively pursuing strategic partnering relationships with a number of pharmaceutical and biotechnology companies under which we plan to grant specified rights or licenses to some or all of our products. The strategy anticipates that the rights or licenses will allow strategic partners to i) use the licensed products for specific applications or purposes or ii) market the licensed products in conjunction with certain of their products.

     Currently, Bioject has four strategic partners: Amgen, Microheart (the successor to AngioSense), Ares-Serono and Alkermes.

     Amgen, Inc. and the Company entered into a clinical development and supply agreement for the disposable Iject system for delivery of injected medications for two undisclosed medical indications. In addition, Amgen has options to license the Iject for additional indications.

     AngioSense, Inc. licensed three of Bioject’s systems to jointly develop novel delivery systems to deliver angiogenic and other compounds directly to the cardiovascular system. These systems will include a pre-filled disposable injection system, the Aject, which will be designed for epicardial injections during surgical procedures and catheter-based endocardial injections. In June 2001, Microheart, Inc. purchased AngioSense and the license was transferred to Microheart.

     Ares-Serono Group, plc. (“Serono”) licensed Bioject’s Vitajet 3 injection system for delivery of Saizen human growth hormone. The Vitajet has been customized for use in the pediatric growth market, and is marketed as the cool.click™. During the third quarter of fiscal 2001, the Company amended its agreement with Serono to provide Serono with exclusive worldwide distribution rights for its Saizen recombinant human growth hormone. In addition, Serono was given exclusive worldwide rights to the Vitajet 3 device for AIDS wasting applications. In March 2001, the SeroJet™, a customized version of the Vitajet 3, was cleared by the FDA for use with Serostim for the treatment of AIDS wasting.

     In October 2001, the Company signed a license and development agreement with Alkermes, Inc., a leader in the development of pharmaceutical products based on advanced drug delivery systems, to develop up to three undisclosed drug compounds as proprietary products using the Iject™ needle-free drug delivery system.

     A primary focus of our research efforts is on clinical research in the area of DNA-based vaccines and medications. Currently, we believe our devices are being used in more than 30 clinical research projects both within and outside of the United States, approximately 20 of which are DNA-based. These research projects are being conducted by companies leading the development of DNA-based medications as well as by the leading universities and governmental institutions conducting research in this area. There can be no assurance that further clinical studies will prove conclusively that Bioject’s technology is more effective in delivering DNA-based medications than alternative delivery systems that are currently available or that may be developed in the future.

     “Biojector,” “Bioject” and “Vitajet” are trademarks of Bioject.

FORWARD-LOOKING STATEMENTS

     Certain statements in this Registration Statement and the documents incorporated by reference to this Registration Statement constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Bioject, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and factors include, among others, those described under “Risk Factors” and identified as risks or uncertainties in the documents incorporated by reference.

RISK FACTORS

     An investment in the Shares involves a high degree of risk. You should consider carefully the following risk factors, together with the other information in this Prospectus, before buying any Shares. You should also be aware that certain statements contained in this Prospectus that are not related to historical results are forward-looking statements. These forward-looking statements, such as statements of our strategies, plans, objectives, expectations and intentions, involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements.

If our products are not accepted by the market, our business could fail. Our success will depend on market acceptance of our needle-free injection drug delivery systems, the Biojector 2000 system and the Vitajet system and on market acceptance of other products under development. If our products do not achieve market acceptance, our business could fail. Currently, the dominant technology used for intramuscular and subcutaneous injections is the hollow-needle syringe. Use of the Biojector 2000 system for intramuscular and subcutaneous injections eliminates the risk associated with needle syringes; however, the cost per injection is significantly higher. The Biojector 2000, the Iject system, the Vitajet system or any of our products under development may be unable to compete successfully with needle-syringes. A previous needle-free injection system manufactured by us did not achieve market acceptance and is no longer being marketed.

We may be unable to enter into additional strategic corporate licensing and supply agreements or maintain existing agreements, which could cause our business to suffer. A key component of our sales and marketing strategy is to enter into licensing and supply arrangements with leading pharmaceutical and biotechnology companies for whose products our technology provides either increased medical effectiveness or a higher degree of market acceptance. If we cannot enter into these agreements on terms favorable to us or at all, our business may suffer. In January 1995, we entered into an agreement with Hoffman La Roche Pharmaceuticals, whereby the parties anticipated that the product development phase of the agreement would develop into a supply and distribution agreement between us and Roche. In June 1999, Roche advised us that due to a longer and more costly than expected regulatory process to gain clearance to use the B-2020 in conjunction with Roche’s products, Roche had changed its marketing strategy. In making that change in marketing strategy, Roche abandoned its exclusive distribution rights to the B-2020 and did not seek a supply of the B-2020 from us. In July 1998, we entered into an agreement with Merck & Co., whereby the parties anticipated that the initial July 1998 agreement would lead to a long-term licensing and supply agreement between the two companies. In February 1999, Merck & Co. advised us that it would not continue, at that time, to pursue exclusive license to or supply of our products. Both of these agreements resulted in significant short-term revenue. Neither agreement developed into the long-term revenue stream anticipated by our strategic partnering strategy. We may be unable to enter into future licensing or supply agreements with major pharmaceutical or biotechnology companies. Even if we enter into these agreements, they may not result in sustainable long-term revenues which, when combined with revenues from product sales, could be sufficient for us to operate profitably.

We have a history of losses and may never be profitable. Since our formation in 1985, we have incurred significant annual operating losses and negative cash flow. At December 31, 2001, we had an accumulated deficit of $73.7 million. $60.7 million of the accumulated deficit relates to losses incurred in the needle-free segment of our operations. Approximately $13 million of the accumulated deficit relates to losses from our operations to develop the blood glucose monitoring technology. We may never be profitable, which could have a negative effect on our stock price. Historically, our revenues have been derived primarily from licensing and technology fees and from limited product sales. The product sales were principally sales to dealers in order to stock their inventories and to Homecare Management Inc., a company that we no longer sell to. More recently, we have sold our products to end-users, primarily to public health clinics for vaccinations and to nursing organizations for flu immunizations. We have not attained profitability at these sales levels. We may never be able to generate significant revenues or achieve profitability.

We have reduced our sales force and may be unable to penetrate targeted market segments. In late fiscal 1998 and early fiscal 1999, we dramatically reduced our direct product sales force from one national and five district sales managers. We currently have one national sales manager who is focused on specifically targeted market segments. This reduced sales force may not have sufficient resources to adequately penetrate one or more of the targeted market segments. Further, if the sales force is successful in penetrating one or more of the targeted market segments, we are unable to assure you that our products will be accepted in those segments or that product acceptance will result in product revenues which, together with revenues from corporate licensing and supply agreements, will be sufficient for us to operate profitably.

We will need additional financing in the future, and if we cannot obtain the necessary financing our business could fail. To date, our revenues from operations have not been sufficient to meet our cash requirements. As a result, since our inception in 1985, we have financed our operations, working capital needs and capital expenditures primarily from private placements of securities, exercises of stock options and warrants, proceeds received from our initial public offering in 1986, proceeds received from a public offering of Common Stock in November 1993, licensing and technology revenues, equity investments from Elan and Amgen, proceeds from the sale of the glucose monitoring technology, proceeds received from a private placement of Common Stock in July and August 2000, proceeds received from two private placements of Common Stock in May and June 2001, and through sales of products. We do not have a credit facility. We plan to fund our future cash requirements through revenues, debt, and sales of equity securities. However, we may be unable to obtain the financing sufficient to fund our business activities on favorable terms or at all. Failure to obtain adequate financing would have a material adverse impact on our business. In addition, sale of our equity securities on unfavorable terms to meet our obligations could result in material dilution to the existing shareholders.

We have limited manufacturing experience, and may be unable to produce our products at the unit costs necessary for the products to be competitive in the market, which could cause our financial condition to suffer. We have limited experience manufacturing our products in commercially viable quantities. We have increased our production capacity for the Biojector 2000 system and the Vitajet product line through automation of, and changes in, production methods, in order to achieve savings through higher volumes of production. If we are unable to do so, then our results of operations and financial condition could suffer. The current cost per injection of the Biojector 2000 system and Vitajet product line is substantially higher than that of traditional needle-syringes, our principal competition. A key element of our business strategy has been to reduce the overall manufacturing cost through automating production and packaging. This automation is substantially complete. There can be no assurance that we will achieve sales and manufacturing volumes necessary to realize cost savings from volume production at levels necessary to result in significant unit manufacturing cost reductions. Failure to do so will continue to make competing with needle-syringes on the basis of cost very difficult and will adversely affect our financial condition and results of operations. We may be unable to successfully manufacture devices at a unit cost that will allow the product to be sold profitably. Failure to do so would adversely affect our financial condition and results of operations.

We are subject to extensive government regulation and must continue to comply with these regulations or our business could suffer. Our products and manufacturing operations are subject to extensive government regulation in both the U.S. and abroad. If we cannot comply with these regulations, we may be unable to distribute our products, which could cause our business to suffer or fail. In the U.S., the development, manufacture, marketing and promotion of medical devices are regulated by the Food and Drug Administration (“FDA”) under the Federal Food, Drug, and Cosmetic Act (“FD&C”). In 1987, we received clearance from the FDA under Section 510(k) of the FD&C to market a hand-held CO2-powered needle-free injection system. The FD&C provides that new premarket notifications under Section 510(k) of the FD&C are required to be filed when, among other things, there is a major change or modification in the intended use of a device or a change or modification to a legally marketed device that could significantly affect its safety or effectiveness. A device manufacturer is expected to make the initial determination as to whether the change to its device or its intended use is of a kind that would necessitate the filing of a new 510(k) notification. Although the Biojector 2000 system incorporates changes from the system with respect to which our 1987 510(k) marketing clearance was received and expands its intended use, we made the determination that these were not major changes or modifications in intended use or changes in the device that could significantly affect the safety or effectiveness of the device. Accordingly, we further concluded that the 1987 510(k) clearance permitted us to market the Biojector 2000 system in the U.S. In June 1994, we received clearance from the FDA under 510(k) to market a version of our Biojector 2000 system in a configuration targeted at high volume injection applications. In October 1996, we received 510(k) clearance for a needle-free disposable vial adapter device. In March 1997, we received additional 510(k) clearance for certain enhancements to our Biojector 2000 system. In June 2000, we received 510(k) clearance for the cool.click, a modified Vitajet. In March 2001, we received 510(k) clearance for the SeroJet, a modified Vitajet. In April 2001, we received 501(k) clearance to market a reconstitution kit and vial adapter. The FDA may not concur with our determination that our current and future products can be qualified by means of a 510(k) submission.

     Future changes to manufacturing procedures could require that we file a new 510(k) notification. Also, future products, product enhancements or changes, or changes in product use may require clearance under Section 510(k), or they may require FDA premarket approval (“PMA”) or other regulatory clearances. PMAs and regulatory clearances other than 510(k) clearance generally involve more extensive prefiling testing than a 510(k) clearance and a longer FDA review process. Under current FDA policy, applications involving pre-filled syringes would be evaluated by the FDA as drugs rather than devices, requiring FDA new drug applications or abbreviated new drug applications. Depending on the circumstances, drug regulation can be much more extensive and time consuming than device regulation.

     FDA regulatory processes are time consuming and expensive. Product applications submitted by the Company may not be cleared or approved by the FDA. In addition, our products must be manufactured in compliance with Good Manufacturing Practices as specified in regulations under the FD&C. The FDA has broad discretion in enforcing the FD&C, and noncompliance with the FD&C could result in a variety of regulatory actions ranging from product detentions, device alerts or field corrections, to mandatory recalls, seizures, injunctive actions, and civil or criminal penalties.

If we cannot meet international product standards, we will be unable to distribute our products outside of the United States, which could cause our business to suffer. Distribution of our products in countries other than the U.S. may be subject to regulation in those countries. Failure to satisfy these regulations would impact our ability to sell our products in these countries and could cause our business to suffer. In January 1999, we received certification from TUV Product Services for our quality system, which meets the requirements of ISO 9001 and EN 46001. In November 1999, we received certification from TUV Product Services for the applicable requirements of EC-Directive 93/42/EEC Annex. II.3 Medical Device Directive. This certification allows us to label our products with the CE Mark and sell them in the European Community. We may be unable to continue to meet the standards of ISO 9001 or CE Mark certification.

If the healthcare industry limits coverage or reimbursement levels, the acceptance of our products could suffer. The price of our products exceeds the price of needle-syringes and if coverage or reimbursement levels are reduced, market acceptance of our products could be harmed. The healthcare industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare facilities. During the past several years, the healthcare industry has been subject to increased government regulation of reimbursement rates and capital expenditures. Among other things, third party payers are increasingly attempting to contain or reduce healthcare costs by limiting both coverage and levels of reimbursement for healthcare products and procedures. Because the price of the Biojector 2000 system and Vitajet product line exceeds the price of a needle-syringe, cost control policies of third party payers, including government agencies, may adversely affect acceptance and use of the Biojector 2000 system and Vitajet product line.

     We are highly dependent on third-party relationships, and our business could suffer if we cannot maintain these relationships. We are dependent on third parties for distribution of the Biojector 2000 system to certain market segments, for the manufacture of component parts, and for assistance with the development and distribution of future application-specific systems. If we cannot maintain these relationships, or if the third parties are unable to provide the services we require, our business could suffer.

     Our current manufacturing processes for the Biojector 2000 jet injector and disposable syringes as well as manufacturing processes to produce the Vitajet consist primarily of assembling component parts supplied by outside suppliers. Some of these components are currently obtained from single sources, with some components requiring significant production lead times. In the past, we have experienced delays in the delivery of certain components. To date, such delays have not had a material adverse effect on our operations. We may experience delays in the future, and these delays could have a material adverse effect on our financial condition and results of operations.

     In the past, we have entered into agreements with certain major pharmaceutical or biotechnology companies for development and distribution of needle-free injection systems and for use of our needle-free injection systems in conjunction with the pharmaceutical companies’ products. In all cases to date, these companies have had the right to terminate those agreements at certain phases as defined in the agreements. In several instances, those agreements have been terminated before yielding sustained long-term licensing or product sales revenues. Entering into agreements of this nature is an important part of our overall business strategy. We may be unable to interest any major pharmaceutical or biotechnology companies in entering into such agreements. If interested parties are found, we may be unsuccessful at negotiating and entering into long-term licensing and supply agreements with the interested parties. Further, if such agreements are entered into, there can be no assurance that the companies’ interest and participation in the agreements and projects will continue and result in long-term, sustainable revenues as contemplated by this aspect of our overall business strategy. Failure to enter into future licensing and product supply agreements with major pharmaceutical or biotechnology companies and failure of those future agreements to result in significant, sustainable long-term revenues could adversely affect our financial condition.

If we are unable to manage our growth, our results of operations could suffer. If our products achieve market acceptance or if we are successful in entering into product supply agreements with major pharmaceutical or biotechnology companies, we expect to experience rapid growth. Such growth would require expanded customer service and support, increased personnel, expanded operational and financial systems, and implementing new and expanded control procedures. We may be unable to attract sufficient qualified personnel or successfully manage expanded operations. As we expand, we may periodically experience constraints that would adversely affect our ability to satisfy customer demand in a timely fashion. Failure to manage growth effectively could adversely affect our financial condition and results of operations.

We may be unable to compete in the medical equipment field, which could cause our business to fail. The medical equipment market is highly competitive and competition is likely to intensify. If we cannot compete, our business will fail. Our products compete primarily with traditional needle-syringes, “safety syringes” and also with other alternative drug delivery systems. While we believe our products provide a superior drug delivery method, there can be no assurance that we will be able to compete successfully with existing or newly developed drug delivery products. Many of our competitors have longer operating histories as well as substantially greater financial, technical, marketing and customer support resources. One or more of these competitors may develop an alternative drug delivery system that competes more directly with our products, and our products may be unable to compete successfully with such a product.

We are dependent on a single technology, and if it cannot compete or find market acceptance, our business will suffer. Our strategy has been to focus our development and marketing efforts on our needle-free injection technology. Focus on this single technology leaves us vulnerable to competing products and alternative drug delivery systems. If our technology cannot find market acceptance or cannot compete against other technologies, business will suffer. We perceive that healthcare providers’ desire to minimize the use of the traditional needle-syringe has stimulated development of a variety of alternative drug delivery systems such as “safety syringes,” jet injection systems, nasal delivery systems and transdermal diffusion “patches”. In addition, pharmaceutical companies frequently attempt to develop drugs for oral delivery instead of injection. While we believe that for the foreseeable future there will continue to be a significant need for injections, alternative drug delivery methods may be developed which are preferable to injection.

We rely on patents and proprietary rights to protect our proprietary technology. We rely on a combination of trade secrets, confidentiality agreements and procedures, and patents to protect our proprietary technologies. We have been granted a number of patents in the United States and several patents in other countries covering certain technology embodied in our current jet injection system and certain manufacturing processes. Additional patent applications are pending in the U.S. and certain foreign countries. The claims contained in any patent application may not be allowed, or any patent or our patents collectively may not provide adequate protection for our products and technology. In the absence of patent protection, we may be vulnerable to competitors who attempt to copy our products or gain access to our trade secrets and know-how. In addition, the laws of foreign countries may not protect our proprietary rights to this technology to the same extent as the laws of the U.S. We believe we have independently developed our technology and attempt to ensure that our products do not infringe the proprietary rights of others. We know of no such infringement claims. However, any claims could have a material adverse affect on our financial condition and results of operations.

If our products fail or cause harm, we could be subject to substantial product liability, which could cause our business to suffer. Producers of medical devices may face substantial liability for damages in the event of product failure or if it is alleged the product caused harm. We currently maintain product liability insurance and, to date, have experienced only one product liability claim. There can be no assurance, however, that we will not be subject to a number of such claims, that our product liability insurance would cover such claims, or that adequate insurance will continue to be available to us on acceptable terms in the future. Our business could be adversely affected by product liability claims or by the cost of insuring against such claims.

We are highly dependent on our key employees, and our business could suffer if they were to leave. Our success depends on the retention of our executive officers, Mr. James O’Shea, Mr. John Gandolfo, Mr. Michael Temple, Dr. Richard Stout, Mr. Michael Redmond, and other key employees. Competition exists for qualified personnel and our success will depend, in part, on attracting and retaining qualified personnel. Failure in these efforts could have a material adverse effect on our business, financial condition or results of operations.

There are a large number of shares eligible for sale into the public market in the near future, which may reduce the price of our Common Stock. The market price of our Common Stock could decline as a result of sales of a large number of shares of our Common Stock in the market, or the perception that such sales could occur. We have a large number of shares of Common Stock outstanding and available for resale beginning at various points in time in the future. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The shares of our Common Stock currently outstanding will become eligible for sale without registration pursuant to Rule 144 under the Securities Act, subject to certain conditions of Rule 144. Certain holders of our Common Stock also have certain demand and piggyback registration rights enabling them to register their shares under the Securities Act for sale. We have registered approximately 11.5 million shares for resale on Form S-3 registration statements, including approximately 3.3 million shares issuable upon exercise of warrants and 2.7 million shares issuable upon conversion of preferred stock held by Elan Pharmaceutical Investments, Ltd. In addition, we have approximately 937,000 shares of Common Stock reserved for issuance under our stock option plan. As of December 31, 2001, options to purchase approximately 1.45 million shares of Common Stock were outstanding and will be eligible for sale in the public market from time to time subject to vesting. These stock options generally have exercise prices significantly below the current price of our Common Stock. The possible sale of a significant number of these shares may cause the price of our Common Stock to fall.

Our stock price may be highly volatile, which increases the risk of securities litigation. The market for our Common Stock and for the securities of other early-stage, small market-capitalization companies has been highly volatile in recent years. This increases the risk of securities litigation relating to such volatility. We believe that factors such as quarter-to-quarter fluctuations in financial results, reduction in the number of outstanding shares due to the recent reverse stock split, new product introductions by us or our competition, public announcements, changing regulatory environments, sales of Common Stock by certain existing shareholders, substantial product orders and announcement of licensing or product supply agreements with major pharmaceutical or biotechnology companies could contribute to the volatility of the price of our Common Stock, causing it to fluctuate dramatically. General economic trends such as recessionary cycles and changing interest rates may also adversely affect the market price of our Common Stock.

USE OF PROCEEDS

     If all the Shares being offered by this Prospectus that are issuable upon exercise of warrants to purchase common stock are purchased from us, we will receive net proceeds of approximately $1.3 million. We expect to use the net proceeds from the exercise of the warrants for working capital and other general corporate purposes.

SELLING SHAREHOLDERS

     350,000 of the Shares being offered for resale by the Selling Shareholders were acquired pursuant to Subscription Agreements in a private placement that took place in December 2001. 17,500 of the Shares will be acquired upon exercise of our Series “Y” Common Stock Purchase Warrant, which was issued as part of the December 2001 private placement. 10,000 of the Shares will be acquired upon exercise of our Series “U” Common Stock Purchase Warrant, which we issued to a consultant in November 2001 in exchange for services. 78,240 of the Shares will be acquired upon the exercise of our Series “X” Common Stock Purchase Warrants, which were issued for as part of a private placement of the Company’s Common Stock in May and June 2001. 5,000 of the Shares will be acquired upon exercise of our Series “Z” Warrant, which we issued to a consultant in 2001 for services, and 1,000 of the Shares were issued to a consultant in 2001 for services rendered. The term “Selling Shareholder” includes persons acquiring such securities in permitted transfers from the original holders thereof in transactions not requiring registration under the Securities Act.

     The following table sets forth certain information regarding the beneficial ownership of shares of Common Stock by the Selling Shareholders as of January 30, 2002, and as adjusted to reflect the sale of the Shares.

	Amount of common	Amount offered
	stock beneficially	for selling	Shares Owned
	owned by	shareholder's	After Offering(A)
	shareholder before	account by this
Name	this offering	prospectus	Number	Percent

Boston Biotech & Healthcare LP	10,000	10,000	0	*
Clarion Offshore Fund Ltd.	15,000	15,000	0	*
Clarion Partners, L.P.	15,000	15,000	0	*
Cudd & Co. for the FF US Micro Cap Fund	119,000	119,000	0	*
Cudd & Co. for the Fleming US Discovery Trust	51,000	51,000	0	*
Leerink Swann & Company[1]	17,500	17,500	0	*
Off Sands Point Ltd.	7,500	7,500	0	*
Sands Point Partners, LP	12,500	12,500	0	*
Ursus Capital, L.P.	30,000	30,000	0	*
Ursus Offshore, Ltd.	30,000	30,000	0	*
Vertical Ventures Investments, LLC	60,000	60,000	0	*
MedaCorp, Inc.[2]	10,000	10,000	0	*
Victus Capital L.P.[3]	70,000	70,000	0	*
HC Wainwright & Company[4]	8,240	8,240	0	*
David Nahmias[5]	6,000	6,000	0	*

*	Less than 1%

(A)	Assumes that Selling Shareholders will sell all shares during the effective period.

[1]	Includes 17,500 shares of common stock subject to common stock purchase warrants.

[2]	Includes 10,000 shares of common stock subject to common stock purchase warrants.

[3]	Includes 70,000 shares of common stock subject to common stock purchase warrants.

[4]	Includes 8,240 shares of common stock subject to common stock purchase warrants.

[5]	Includes 5,000 shares of common stock subject to common stock purchase warrants.

     Leerink Swann & Company (“Leerink”) acted as placement agent for the Company in connection with the private placements of Common Stock in December 2001. Leerink received fees of approximately $250,250 and a warrant to purchase 17,500 shares of Common Stock in connection with these services. In addition, MedaCorp, Inc., an affiliate of Leerink, provided consulting services to Bioject pursuant to a consulting agreement under which MedaCorp, Inc. was paid $7,500 per month and has received warrants to purchase 30,000 shares of Common Stock. H. C. Wainwright & Co., Inc. (“Wainwright”) acted as placement agent for the Company in connection with a private placement of Common Stock in July and August 2000. Wainwright received fees of approximately $668,000 and warrants to purchase an aggregate of 143,323 shares of Common Stock in connection with these services. In addition, Wainwright and Victus Capital L.P., an affiliate of Wainwright, received additional warrants to purchase an aggregate of 78,240 shares of Common Stock pursuant to their agreement with the Company as a result of the private placement of Common Stock in May and June 2001. No other Selling Shareholder has held any position or office, or other material relationship with Bioject or any of its predecessors or affiliates within the past three years, with the exception of David Nahmias, who provided consulting services to the Company from August through November of 2001.

PLAN OF DISTRIBUTION

     We are registering shares of Common Stock on behalf of the Selling Shareholders. “Selling Shareholders” includes donees, pledgees, transferees or successors-in-interest selling securities received from a named Selling Shareholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this Prospectus. The Selling Shareholders will offer and sell the securities to which this Prospectus relates for their own accounts. We will not receive any proceeds from the sale of the securities. All costs, expenses and fees in connection with the registration of the securities offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of securities will be borne by the Selling Shareholders. Sales of the securities may be effected by Selling Shareholders from time to time in one or more types of transactions, including block transactions,

•	on the Nasdaq Stock Market,

•	in the over-the-counter market,

•	in negotiated transactions,

•	through put or call options transactions relating to the shares, and

•	through short sales of shares,

or a combination of these methods of sale or through any lawful manner, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers. The Selling Shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of securities by the Selling Shareholders.

     The Selling Shareholders may sell securities directly to purchasers or to or through broker-dealers, which may act as agents or principals. The broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might be in excess of customary commissions.

     The Selling Shareholders and any broker-dealers that act in connection with the sale of securities might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by these broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each Selling Shareholder against specified liabilities, including liabilities arising under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the securities against certain liabilities, including liabilities arising under the Securities Act.

     Because Selling Shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Selling Shareholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

     If we are notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of securities through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this Prospectus will be filed, if required, under Rule 424(b) under the Act, disclosing

•	the name of each such Selling Shareholder and of the participating broker-dealer(s),

•	the number of securities involved,

•	the price at which such securities were sold,

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and

•	other facts material to the transaction.

     In addition, if we are notified by a Selling Shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares of common stock or preferred stock, a supplement to this Prospectus will be filed.

LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for us by Stoel Rives LLP, Portland, Oregon.

EXPERTS

     The financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.